UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]                No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: August 8, 2007
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES ADR RATIO CHANGE

Moscow and New York (August 8, 2007) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced a change in the ratio of its American Depositary Receipts (ADRs) traded on the New York Stock Exchange.

Since VimpelCom’s last ratio change in November 2004, VimpelCom’s price per ADR has risen from approximately $40 to over $100. In order to bring the ADR price more into line with ADRs of comparable companies, VimpelCom will change the ratio from four ADRs for one common share to 20 ADRs for one common share effective August 21, 2007. To implement the ratio change, VimpelCom ADR holders of record at the close of business on August 17, 2007 will receive four additional ADRs for every ADR held. The distribution date to ADR holders is August 21, 2007. There will be no change to VimpelCom’s underlying common shares.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said: “VimpelCom’s ADR ratio change demonstrates our commitment to making the Company’s shares accessible to the broadest investment community, including to retail shareholders. The outstanding performance of the Company’s stock required changing the ADR ratio to ensure a broadly accessible and liquid market for the Company’s shares”.

The VimpelCom Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. The VimpelCom Group’s GSM and 3G license portfolio covers a territory with a population of about 250 million. This includes the entire territories of Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Alexander Boreyko	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7 (495) 910-5977	Tel: 1 (212) 850-5600
Investor_Relations@vimpelcom.com	Michael.Polyviou@fd.com